Pamela A. Long
United States
Securities and Exchange Commission
Washington, DC 20549

CC: Tricia Armelin 202-551-3747 and John Cash 202-551-3235

Re:     American Nano Silicon Technologies, Inc
                    Form 10
                    Filed February 12, 2008
                    File No. 000-52940

Dear Ms. Long

I am counsel to American Nano Silicon Technologies, Inc. (“ANNO”) and am writing in response to your letter dated February 12, 2008.  The numbered paragraphs below correspond to the numbered paragraphs in your letter.  We are sending this letter supplementally so that we might resolve certain comments made in your letter prior to amending any of our filings.

General

1.
We note that you provided information required by Item 6-12 of Model B of Form 1-A in accordance with your election of Alternative 2. While this alternative was previously available under Form 10-SB, this alternative is not available on Form 10.All registration statements filed on or after February 4, 2008 must comply with the requirements adopted by the Commission and published in Release No. 33-8876(Dec, 19, 2007)entitled “ Smaller Reporting Company Regulatory Relief and Simplification.” Please amend your filing so that it conforms to the format of Form 10 and the requirements of the S-K regulations contained therein. Specifically, please be sure to include the follow sections: Risk Factors, Selected Financial Data, Management’s Discussion and Analysis of Financial Condition and Results of Operation, and Quantitative and Qualitative disclosures About Market Risk. Please also eliminate any reference to regulation S-B.

Answer: We have filed our amended Form 10/A accordingly.

2.	Please provide updated financial statements and related disclosures for the period ended December 31, 2007.

Answer: We have provided updated financial statements and related disclosures for the period ended December 31, 2007 and March 31, 2008.

3.
Please tell us what consideration you gave to Rule 3-05 of Regulation S-X in determining whether you should include the historical financial statements of corp HQ, Inc. (“CorpHQ”). In this regard, please clarify if CorpHQ was an operating company or a shell company. Please note that if CorpHQ was an operating company but became a shell company as a result of the South Bay Financial Solutions, Inc, (“South Bay??transaction, it appears to us that the historical financial statements may need to be included if the acquisition was significant. To the extent that you determine that financial statements for CorpHQ should be included, please tell us what consideration you gave to presenting pro forma information given that the acquisition took place less than 12 month ago.

Answer: On May 24, 2007, CorpHQ entered into a Stock Purchase and Share Exchange Agreement (the “Exchange Agreement”) with American Nano Silicon Technologies, Inc., a Delaware corporation (“American Nano”), the shareholders of American Nano and Nanchong Chunfei Nano-Silicon Technologies Co. Ltd. (“Nanchong Chunfei”) to acquire American Nano. As a part of the Exchange Agreement, CorpHQ agreed to transfer all of the existing assets and liabilities to South Bay Financial Solutions, Inc. (“South Bay”). The closing of the acquisition of American Nano was concurrent with the spin-off of CorpHQ’s assets and liabilities to South Bay.

Based on the above facts, CorpHQ was a shell company when it acquired American Nano at the closing. Therefore, the transaction between CorpHQ and ANNO was considered a reverse merger, and CorpHQ was treated as acquiree and American Nano was treated as the continuing entity for accounting purposes. We believe that under Rule 3-05 of Regulation X-B, inclusion of CorpHQ’s historical financial statements is no longer required

4.
Please delete the reference to small business issuers under “General Form for Registration of Securities,” Please indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.

Answer: We are a smaller reporting company and noted so on the cover page of the form 10/a filing.

5.	Please provide your telephone number.

Answer: Our telephone number is 212-230-0120 and is noted on the cover of the form 10/a filing.

6.	Please disclose the historical corporate background of American Nano Silicon Technologies, Inc, specifically before it merged with CorpHQ, Inc.

Answer: On September 2006, US nano-crystalline silicon technology company and the Sichuan Fine Chemical Co., Ltd. jointly funded and organized the Nanchong Chunfei nano-crystalline silicon Technology Co., Ltd. Nanchong Chunfei nano-crystalline silicon Technology Co., Ltd. directly holds 90 percent stake in Sichuan Chunfei Fine Chemical Co., Ltd., Sichuan Chunfei Fine Chemical Co., Ltd. holds 92 percent stake in the Sichuan Hedi Animal Pharmaceutical Co., Ltd. For the relationship between the companies, and historical background, please see the following icon:

The company's business is approved for:

    1, Nanchong Chunfei nano-crystalline silicon technology Limited’s business scope is: production and sale of household chemical products, fine chemical products, chemical raw and auxiliary materials, nano-technology development and research, and nano-crystalline silicon production and sales.

    2, Sichuan Chunfei Fine Chemical Company Limited’s business scope is: production and sale of household chemical products, fine chemical products, cosmetics, chemical raw and auxiliary materials.

    3, Sichuan Hedi animal Pharmaceutical Co., Ltd’s business scope is: production and sale of animal medicine powder, feed additives.

7.
Please revise to include a comprehensive discussion of how you have accounted for the Stock Purchase and Share Exchange Agreement with CorpHQ, including whether you believe that the transaction constitutes a reverse acquisition.  Reference paragraph 17 of FAS 141

Answer: On May 24, 2007, the Company entered into a Stock Purchase and Share Exchange Agreement (the “Exchange Agreement”) with old American Nano Silicon Technologies, Inc., a Delaware corporation ("ANNO-Delaware"), the shareholders of ANNO-Delaware and Nanchong Chunfei Nano-Silicon Technologies Co., Ltd. (“Nanchong Chunfei”), a corporation registered in the People’s Republic of China (“PRC” or “China”).

In connection with the Exchange Agreement, the following major events occurred:

On August 9, 2007, the Company changed its name from CorpHQ, Inc. to American Nano Silicon Technologies, Inc. and effected a 1302 to 1 reverse stock split and decreased its authorized common stock from 2 billion shares to 200 millions shares with a par value of $0.0001.

On November 9, 2007, the Company issued 25,740,000 shares of New common stock to the shareholders of ANNO-Delaware in exchange for all of the outstanding stock of ANNO-Delaware, resulting in ANNO-Delaware becoming a wholly-owned subsidiary of the Company.

The Board of Directors elected to discontinue its original business activities in the Company and has transferred all of the existing assets and liabilities to South Bay Financial Solutions, Inc.

The Share Exchange resulted in a change in control of the Company as the Shareholders of ANNO-Delaware became the majority shareholders of the Company. Also, the original shareholders and directors of the Company resigned and the shareholders of ANNO-Delaware were elected as directors of the Company and appointed as its executive officers.

For accounting purpose, this transaction has been accounted for as a reverse acquisition under the purchase method. Accordingly, ANNO-Delaware and its subsidiaries are treated as the continuing entity for accounting purposes.

8.	Please revise to include a comprehensive discussion of the accounting treatment for the Spin-Off Agreement with South Bay.

Answer: Upon occurrence of reverse acquisition and signing of the Spin-Off Agreement with South Bay, the management decided to discontinue the old operations of CorpHQ. All operations of CorpHQ were accounted for as discontinued operations. When the spin-off took place in January 2008, we accounted the transaction as a disposal of the discontinued operations in accordance with the provisions of FASB 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.  A loss of $496,727 on the disposal was recognized in the Statement of Operations for the six months and three months ended March 31, 2008 as a result of this disposition

9.	In the first paragraph on page 7, please clarify that American Delaware-Nano is your wholly owned subsidiary.

Answer: We have explicitly listed American Delaware-Nano as our wholly owned subsidiary.

10.
We note that you have completed “pilot-scale tests” of Micro-Nano Silicon and that the products of these pilot-scale tests have been used by washing products companies. Please clearly state whether you are currently producing Micro-Nano Silicon and selling it to customers. If you are not currently producing Micro-Nano Silicon, please state when you anticipate commencing production and sales, See Item 101(h)(4)(iii) of Regulation S-K.

Answer: After the “Pilot-Scale Tests” of Micro-Nano Silicon, the company has already entered a small series of production. After the successful use of Chengdu Blue Wind, White Cat Group, Li Bai Group of Japan, the technically maturity of the product was confirmed. Below are selected distributro customer purchases.

Purchaser	United	Number	Amount ($)
Chengdu Blue Wind	Ton	512	168,661
Chongquing Trading Company Ltd	Ton	911	276,800
White Cat Group	Ton	10	3,074
Chengdu Ji-Long Chemical Co., Ltd.	Ton	280	85,399

11.	Please describe your methods of distributing Micro-Nano Silicon. See Item 101(h)(4)(ii) of Regulation S-K.

Answer: We distribute Micro-Nano Silicon directly to manufacturers and distributors. (See answer 10)

12.	Please describe the competitive conditions within the Micro-Nano Silicon market, your competitive position in the industry and the methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Answer: Micro-Nano Silicon products are ultra fine, White, a special crystal structure, excellent performance such as the sequestration force,  can be applied on the commodity chemical industry for phosphorus additives, reinforcing agent for rubber industry, paint and cover agent for coatings, paint, Paper-making industry. The product is currently the only sub-nano new materials for large-scale production in China.

The product has its own intellectual property rights, with core competitiveness and has a huge market demand. The product is irreplaceable in the industry, and the use of the washing products is the most effective phosphorus additives in China. The annual domestic demand is 100 million tons, and the market prospects are broad. We are more competitive in the marketplace, and the company high-quality products and reasonable prices win customer favor.

13.
We note that you have recently received the Outstanding Creative Capability Award, which appears to be related to research and development efforts. See Market News Publishing, American Nano Silicon Technologies Inc. –Won US$40,000 Award for Technological Creativity, August 17, 2007. Furthermore, your references to your employment of 28 full-time scientific researchers and your construction of a 1500 square meter chemical laboratory suggest the company is engaged in research and development. Please discuss any related expenses here, as required by Item 101(h)(4)(x) of Regulation S-K.

Answer: In the product development period Micro-Nano Silicon, there were a total of 28 various types of scientific researchers and technical personnel to participate in, including six core research staff. After the successful development of products, six individuals who worked on the core technology was retained in scientific research and other technical personnel were added to the production technology and management positions. The research and development related costs were $29,975 and $41,394 for the past two fiscal years respectively.

14.	Please disclose the names of your principal suppliers of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

Answer:

Our main raw material supplier's name as follows

No	Vendor Name
1	Chongqing Trading Chemical Co,. LtdBottom of Form
2	Sichuan Siro Packing Co.Bottom of Form
3	Rise She Hong Estimate again Reach Logistics Co., Ltd.
4	Zigong Hao-ming Chemical Co., Ltd.
5	Nanchong South Chemical Co., Ltd.
6	Chongqing Tiandi Communication Co., Ltd.
7	Guizhou silver trading Services Limited
8	Nanchong Shirong Chemical Co., Ltd.

Description of Property. Page 11

15.
Please disclose the total size of the land tract for which you paid $872,976 for land use rights. Please also clearly state the current status of construction for each of the plants and buildings you describe.

Answer: We paid $ 872,976 of land use rights for the total area of 66666.7 square meters (100 acres). At present we have built the animal pharmaceutical production plant 4,800 square meters, Micro-Nano Silicon production plant 4,320 square meters. We also constructed the building of technology and quality 4,850 square meters, 4,120 square meters office, the staff residence building 3,800 square meters, 1,600 square meters experts building, with related ancillary equipment and perfect facilities.

16.	We note your statement regarding plant capacity of 416 daily tons. Please clarify that this is the expected plant capacity rather than actual current plant capacity.

Answer:  The plant capacity of 416 daily tons is the expected plant capacity.

Directors, Executive Officer and Significant Employees. Page 13

17.	Please briefly describe the business experience of each director and executive officer during the past five years, providing all relevant dates. See Item 401(e) of Regulation S-K.

Answer:

Pu Fachun, President and Chairman, 52 years old, is an entrepreneur with over 20 years of experience in the chemicals management business. Mr. Pu started his career as a production technician at the Nanchong Chemical Plant in Sichuan in 1972. In 1994, he founded Sichuan Chunfei Investment Company until he established Nanchong Chunfei  Nano-Silicon Technologies Co. Ltd in 2006. Mr. Pu was central in the development and commercialization of the Company’s products. Prior to joining Nanchong Chunfei  Nano-Silicon Technologies Co. Ltd in 2006, he had served as the Chairman of Sichuan Chunfei Investment Group.

Zhou Jian, Director, 52 years old, is an economist, who since October 2006, has been Vice President of Sichuan Chunfei Daily Chemicals Industry Stock Co., Ltd.  He formerly served as Chairman of the Longhui Science and Technology Software Development Co., Ltd. under Sichuan Jiaotong University from 2005 through 2006. Prior to that, he served as of Chairman of Sichuan Jiancheng Scientific and Technology Industrial Co., Ltd, a position he held since 2001.

Zhang Changlong, Director, 43 years old, has been General Inspector of Finance of Sichuan Chunfei Investment Group Co., Ltd. since October 2006.  He is trained as a senior accountant, and formerly served as Section Chief of the Treasurer’s Office of the Nanping Bureau of Forestry, as Section Chief of the Treasurer’s Office of the Weft-Knitted Knitting Plant of Sichuan Nanchong Gaoping District, as finance chief of Shenzhen Huifeng Industry Co., Ltd., and financial adviser to Nanchong Jialing Pharmaceutical Co., Ltd, a position he held since 2001 prior to taking his position with Sichuan Chunfei Investment Group.

Remuneration of Directors and Officers. page 15

18.	Please revise this section to comply with sections (m) through (r) of Item 402 of Regulation S-K.

Answer: We have done so accordingly.

Security Ownership of Management and Certain Security holders. Page 16

19.	Please revise the first paragraph and the table to reflect the beneficial ownership of persons owning more than 5% of your securities. See Item 403(a) of Regulation S-K.

Answer: We have done so accordingly.

Recent Sales of Unregistered Securities. Page 20

20.
We note your statement that some of the information received from the company’s prior management “may not be complete and accurate.” please  note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Answer: We have revised this section accordingly.

21.	Please disclose Alan Lewis’ position with the company when you issued him the shares on August 11, 2005 and December 19, 2005.

Answer: Mr. Lewis was a vice president to the Company. He was not a director nor did he have any executive functions. We issued him shares on August 11, 2005. These shares were subsequently cancelled on December 30, 2005.

Note 2.Summary of Significant Accounting Policies. Page F-6

Revenue recognition. Page F-8

22.	Given that it appears you have commenced operations, please revise your disclosure to indicate if your revenue recognition policy complies with SAB 104.

Answer: We have revised our disclosure for Revenue Recognition to be read as follows:

“The Company utilizes the accrual method of accounting.  In accordance with the provisions of Staff Accounting Bulletin (“SAB”) 104, sales revenue is recognized when products are shipped and payments of the customers and collection are reasonably assured.  Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.”

Value added tax. Page F-9

23.	Please revise to indicate why you had no value added tax payable as of September 30, 2007.

Answer: Value added tax (“VAT”) is usually offset by VAT inputs and VAT payments. After offsetting the VAT inputs and VAT payments for the year ended September 30, 2007, VAT payable for the Company was only RMB 11,417 (Approximately $1,543). The Company accidently grouped it in Accrued expenses instead. We will make sure it is group correctly in our future filings.

Note 5. Related Party Transactions. Page F-13

24.	Please disclose the transactions listed here and any other information required by Item 404 of Regulation S-K in a section entitled “Certain Relationships and Related Transactions.”

Answer: We have revised our disclosure to include the following for the Related Party Transactions:

The details of loans to/from related parties are as follows:

	2007	2006
Receivable from Chunfei Daily Chemical	$176,492	$39,801
Receivable from Chunfei Real Estate	96,093	-
Receivable from officer and employees	-	16,666
Total	272,585	56,467

Loan From Chunfei Daily Chemical	$7,207	$-
Loan From Chunfei Real Estate	108,136	-
Loan From Zhang Qiwei (shareholder)	74,738	-
Loan From other officer and employee	10,142	10,121
Total	200,223	10,121

Sichuan Chunfei Daily chemicals Co. Ltd (“Daily chemical”) and Sichuan Chunfei Real Estate are owned by Mr. Pu Fachun, the majority shareholder and the president of the company. The loans are short term in nature, bear no interest and due upon request.

Daily chemical is a major customer of the Company. Its sales accounted for 14% of the net revenue for the year ended September 30, 2007.  Daily Chemical is also the largest supplier of the Company, accounted for 36% of all of the raw materials the Company purchased for the year ended September 30, 2007.

Note 7. Short Term Loans. page F-14

25.	Please revise to include a description of the terms of your loan including the interest rate and payment date.

Answer: We have revised to include the description of the terms of the loans as follows:

The short-term loans include the following:

	Balance at September 30,
	2007	2006
a) Loan payable to Nanchong City Bureau of Finance
one year term, reneable unpn maturity,a fixed interest
rate of 0.47% per month	$533,846	$498,983

b) Individual loans from unrelated parties and employees
interest varied from 3% to 10% per month, all with one year term,
renewable upon maturity	96,607	-

c) Individual loans from unrelated parties with a fixed interest
rate of 2% per month, payable in one year	306,961	-

Total	$937,414	$498,983

The     Company accrued interest expenses of $90,429 for the year ended September 30, 2007 and $2,321 for the period from the inception to September 30, 2006.

We thank you for the time and attention devoted for your review.  If you have any further comments or questions or wish to discuss the above, do not hesitate to contact me at 914-674-4373 or via fax at 212-402-1782.

Very truly yours,

/s/ Frank J. Hariton
Frank J. Hariton
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